August 18, 2020
BY EMAIL

Nadine Rosin, Esq.
Assistant Vice President and Senior Counsel
The Lincoln National Life Insurance Company
350 Church Street
Hartford, Connecticut 06103-1106

       Re:    Lincoln Life Variable Annuity Account N
              Lincoln Life & Annuity Company of New York
              Initial Registration Statements on Form N-4
              Filing Nos: 333-239288; 333-239293


Dear Ms. Rosin:

        The staff has reviewed the above-referenced initial registration statements, which the
Commission received on June 19th, 2020. Based on our review, we have the following comments. Unless otherwise specified, comments are based upon the marked copy of the registration statement provided for the Lincoln Investor Advantage Advisory Choice prospectus under file no. 333-239288. Defined terms have the same meaning as those in the registration statement.

1. General Comments

   a. Please confirm that all missing information, including all exhibits, will be filed in pre-effective amendments to the registration statement. We may have further comments when you supply the omitted information.

   b. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any contract features or benefits, or whether the
      Company will be solely responsible for any benefits or features associated with the contracts.

2. Account Fee

       (p. 26) Please correct the typographical error in the last sentence of the last paragraph of this subsection. Also, please redraft the last sentence to clarify what
is meant by    on the
       date the monthly account fee is taken (or surrender date).
 Nadine Rosin, Esq.
Lincoln Life Variable Annuity Account N
Lincoln Life & Annuity Company of New York
August 18, 2020
Page 2 of 2


3. Statement of Additional Information

       (p. B-2) Please update the sales compensation data for the last three fiscal years.




       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Responses to these comments should be made in a letter addressed to me and filed through the EDGAR system and in pre-effective amendments to the registration statements. If you believe that you do not need to make changes to the registration statements in response to a comment, please indicate that in the letter and explain the basis for your position.

        Although we have completed our initial review of the registration statements, the registration statements will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statements and any additional amendments to them. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

      If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov.

                                                       Sincerely,

                                                       /s/

                                                       Alberto H. Zapata
                                                       Senior Counsel
                                                       Disclosure Review and
Accounting Office




cc:    Andrea Ottomanelli Magovern, Assistant Director
       Michael Pawluk, Senior Special Counsel
       Sumeera Younis, Branch Chief